

Mail Stop 3720

September 11, 2006

Jeffrey T. Housenbold
Chief Executive Officer
Shutterfly, Inc.
2800 Bridge Parkway, Suite 101
Redwood City, CA 94065

> **Re: Shutterfly, Inc.**
> **Amendment No. 2 to Form S-1**
> **Filed September 7, 2006**
> **File No. 333-135426**

Dear Mr. Housenbold:

We have reviewed the above filing and your response letter submitted September 7, 2006 and we have the following comments. Where indicated, we think you should revise your Form S-1 in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 2 to Form S-1

Legal Proceedings, page 70

1.   Provide more background information relating to plaintiff's claims that (a) he is entitled to exercise 15,535 options and (b) he was damaged by having to pay withholding taxes to exercise 277,139 options in 2005. It is unclear why he believes he is entitled to exercise the options and should not have been required to pay withholding taxes.

<u>Certain Relationships and Related Party Transactions, page 85</u>

<u>Sales of Stock in this Offering, page 86</u>

2.   We note that you have omitted the number of shares to be sold by the selling security holders listed on pages 86 and 89. It appears, however, that the omitted information is not covered by Securities Act Rules 430 or 430A. Please revise to disclose the amount of shares to be offered by each of the selling shareholders, as well as the number and percentage of shares that each selling shareholder will beneficially own after the offering.

<u>Underwriting, page 96</u>

3.   Your disclosure on page 98, that certain shares may be offered outside the United States, is inconsistent with your disclosure at the end of the prospectus that "no action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction." Please revise, or alternatively, advise us why the two statements are consistent.

                    *   *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        Please contact Derek Swanson, Staff Attorney, at (202) 551-3366, or me at (202) 551-3810 with any questions.

                                                Sincerely,

                                                /s/ Larry Spirgel
                                                Larry Spirgel
                                                Assistant Director

cc: Robert Robert A. Freedman, Esq.
         Fenwick & West LLP
         Via Facsimile: (650) 938-5200